UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                    Neptune Technologies & Bioressources Inc.
                                (Name of Issuer)

                                  Common Shares
                         (Title of Class of Securities)

                                    64077P108
                                 (CUSIP Number)

                                 August 9, 2007
             (Date of event which requires filing of this statement)


     Check the appropriate box to designate the rule pursuant to which this
Schedule 13G is filed:
     [ ]  Rule 13d-1(b)
     [X]  Rule 13d-1(c)
     [ ]  Rule 13d-1(d)





----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04301R405                   13G                   Page 2 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Northern Rivers Capital Management Inc.
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    5,636,100
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    5,636,100
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            5,636,100
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            15.46%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            CO
-----------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04301R405                   13G                   Page 3 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Northern Rivers Innovation Fund LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    4,366,250
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    4,366,250
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            4,366,250
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            11.98%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04301R405                   13G                   Page 4 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Northern Rivers Horizon Fund LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    398,650
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    398,650
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            398,650
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.09%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04301R405                   13G                   Page 5 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Northern Rivers Innovation RSP Fund
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    642,100
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    642,100
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            642,100
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            1.76%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            OO
-----------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 04301R405                   13G                   Page 6 of 11 Pages

-----------------------------------------------------------------------------
     (1)    NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

            Northern Rivers Conservative Growth Fund LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                               (a)  [X]
                                                               (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    CITIZENSHIP OR PLACE OF ORGANIZATION

            Ontario, Canada
-----------------------------------------------------------------------------
NUMBER OF      (5)  SOLE VOTING POWER
                    0
SHARES         ______________________________________________________________

BENEFICIALLY   (6)  SHARED VOTING POWER
                    229,100 (Includes 40,000 warrants)
OWNED BY       ______________________________________________________________

EACH           (7)  SOLE DISPOSITIVE POWER
                    0
REPORTING      ______________________________________________________________

PERSON WITH    (8)  SHARED DISPOSITIVE POWER
                    229,100 (Includes 40,000 warrants)
-----------------------------------------------------------------------------
     (9)    AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
            229,100 (Includes 40,000 warrants)
-----------------------------------------------------------------------------
     (10)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (9) EXCLUDES CERTAIN SHARES **
                                                                         [ ]
-----------------------------------------------------------------------------
     (11)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (9)
            0.63%
-----------------------------------------------------------------------------
     (12)   TYPE OF REPORTING PERSON **
            PN
-----------------------------------------------------------------------------


                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 04301R405                   13G                   Page 7 of 11 Pages


Item 1.

(a)  Name of Issuer

         Neptune Technologies & Bioressources Inc.(the "Company").

(b)  Address of Issuer's Principal Executive Offices

         2740 Pierre-Peladeau Avenue
         Suite H200
         Laval, Quebec
         Canada  H7T 3B3


Item 2(a).  Name of Person Filing

         Northern Rivers Capital Management Inc., ("NRCMI") with respect to the shares of Common Shares directly owned by NRIF, NRHF, NRIRF and NRCGF.

         Northern Rivers Innovation Fund LP, ("NRIF") with respect to the shares of Common Shares directly owned by it.

         Northern Rivers Horizons Fund LP ("NRHF") with respect to the shares of Common Shares directly owned by it.

         Northern Rivers Innovation RSP Fund ("NRIRF") with respect to the shares of Common Shares directly owned by it.

         Northern Rivers Conservative Growth Fund LP ("NRCGF") with respect to the shares of Common Shares directly owned by it.

         NRCMI, NRIF, NRHF, NRIRF and NRCGF are sometimes hereinafter referred to collectively as the "Reporting Persons".


Item 2(b).  Address of Principal Business Office

         The address of the business office of each of NRCMI, NRIF, NRHF, NRIRF and NRCGF is Royal Bank Plaza, North Tower, Suite 2000, P.O. Box 66, 200 Bay Street, Toronto, Ontario M5J2J2.


Item 2(c).  Citizenship

         NRCMI is a corporation organized under the laws of Canada. NRIF, NRHF, and NRCGF are limited partnerships organized under the laws of Ontario, Canada. NRIRF is a RSP trust organized under the laws of Ontario, Canada.


Item 2(d)   Title of Class of Securities

         Common Shares ("Common Shares")


Item 2(e)  CUSIP Number

         64077P108

CUSIP No. 04301R405                   13G                   Page 8 of 11 Pages


Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
 (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).


Item 4.   Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

         (a) Amount beneficially owned:

             As of August 31, 2007, each Reporting Person may be deemed the beneficial owner of 5,636,100 Common Shares owned by the Reporting Person. The total number of Common Shares owned by the Reporting Persons includes 40,000 Common Shares of the Company issuable upon the exercise of 40,000 warrants held by NRCGF. NRCMI is engaged to provide investment advisory services to the Northern Rivers funds, to act as principal distributor of the units of the funds and has voting and dispositive power over the securities held by NRIF, NRHF, NRIRF and NRCGF. In addition the Reporting Persons may be deemed beneficial owners of Common Shares held personally by two fund managers, Hugh Cleland (83,500 shares) and Alexander Ruus (230,600 shares). Each of the Reporting Persons expressly disclaim beneficial ownership of Common Shares held personally by Messrs Cleland and Ruus.


         (b) Percent of class:

CUSIP No. 04301R405                   13G                   Page 9 of 11 Pages


             Approximately 15.46% as of August 31, 2007. (Based on the Company's Form 40-F filed June 8, 2007, there were 36,444,415 shares of Common Shares issued and outstanding as of February 28, 2007.)


         (c) Number of shares as to which such person has:

             (i)   Sole power to vote or to direct the vote

                   0

             (ii)  Shared power to vote or to direct the vote

                   5,636,100 shares of Common Shares.

             (iii) Sole power to dispose or to direct the disposition of

                   0

             (iv) Shared power to dispose or to direct the disposition of

                   5,636,100 shares of Common Shares.


Item 5.   Ownership of Five Percent or Less of a Class

         Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person

         NRCMI is engaged to provide investment advisory services to the Northern Rivers funds, to act as principal distributor of the units of the funds and has voting and dispositive power over the securities held by NRIF, NRHF, NRIRF and NRCGF. In addition the Reporting Persons may be deemed beneficial owners of Common Shares held personally by two fund managers, Hugh Cleland (83,500 shares) and Alexander Ruus (230,600 shares). Each of the Reporting Persons expressly disclaim beneficial ownership of Common Shares held personally by Messrs Cleland and Ruus.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

         Not applicable.


Item 8.   Identification and Classification of Members of the Group

         Please See Item 2


Item 9.   Notice of Dissolution of Group

         Not applicable.

CUSIP No. 04301R405                   13G                   Page 10 of 11 Pages


Item 10.  Certification

         By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04301R405                   13G                   Page 11 of 11 Pages


                                   SIGNATURES

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated: September 19, 2007

NORTHERN RIVERS CAPITAL MANAGEMENT INC.


    By:  /s/ Peter Blaiklock
         -----------------------------
        Name:  Peter Blaiklock
        Title: Vice President, Secretary-Treasurer


NORTHERN RIVERS INNOVATION FUND LP
By: Northern Rivers Capital Management Inc.

    By:  /s/ Peter Blaiklock
         -----------------------------
        Name:  Peter Blaiklock
        Title: Vice President, Secretary-Treasurer


NORTHERN RIVERS HORIZON FUND LP
By: Northern Rivers Capital Management Inc.

    By:  /s/ Peter Blaiklock
         -----------------------------
        Name:  Peter Blaiklock
        Title: Vice President, Secretary-Treasurer


NORTHERN RIVERS INNOVATION RSP FUND
By: Northern Rivers Capital Management Inc.

    By:  /s/ Peter Blaiklock
         -----------------------------
        Name:  Peter Blaiklock
        Title: Vice President, Secretary-Treasurer


NORTHERN RIVERS CONSERVATIVE GROWTH FUND LP
By: Northern Rivers Capital Management Inc.

    By:  /s/ Peter Blaiklock
         -----------------------------
        Name:  Peter Blaiklock
        Title: Vice President, Secretary-Treasurer